Exhibit 99.1

Amdocs Limited Reports First Quarter Fiscal 2018 Results

Reiterates Fiscal 2018 GAAP Diluted EPS Growth Outlook of 3.0%-9.0%

and Non-GAAP Diluted EPS Growth Outlook of 4.0%-8.0% YoY

Signs Definitive Agreement to Acquire Vubiquity for $224M

First Quarter Fiscal 2018 Highlights

•	Signed definitive agreement on January 30, 2018, to acquire Vubiquity for approximately $224 million in cash, subject to customary closing conditions. The Boards of Directors of Vubiquity and Amdocs have approved the all-cash transaction which, subject to the satisfaction of the conditions to closing, is expected to be completed by the end of the second quarter of fiscal 2018

•	Revenue of $978 million, at the midpoint of the $960-$1,000 million guidance range adjusting for the negative impact from foreign currency movements of approximately $2 million relative to the fourth quarter of fiscal 2017

•	GAAP diluted EPS of $0.80, above the $0.66-$0.74 guidance range including the benefit of a lower GAAP effective tax rate

•	Non-GAAP diluted EPS of $1.06, above the $0.94-$1.00 guidance range including the benefit of a lower non-GAAP effective tax rate

•	GAAP operating income of $122 million; GAAP operating margin of 12.5%

•	Non-GAAP operating income of $169 million; non-GAAP operating margin of 17.3%

•	Free cash flow of $113 million, comprised of cash flow from operations of $165 million, less $52 million in net capital expenditures and other

•	Twelve-month backlog of $3.26 billion, up $10 million sequentially

•	The board of directors approved a quarterly cash dividend at the new increased rate of $0.25 per share, as approved at the January 2018 annual general meeting of shareholders, to be paid on April 20, 2018

ST. LOUIS – January 30, 2018 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended December 31, 2017.

“We are pleased with our progress in Q1 during which we sustained a high win rate to deliver another quarter of record 12-month backlog. Among the highlights, we strengthened our position in the North American Pay TV market with a new award at Rogers Communications, while in Europe we were selected for digital modernization projects at Mtel in Bulgaria and Altice SFR in France. Our second quarter has also started strong with last week’s announcement that PLDT and its Philippines’ wireless subsidiary, Smart Communications, have selected Amdocs for a seven-year, $300 million managed transformation project that will integrate our artificial intelligence, machine learning and other advanced technologies,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “Investing in the growth engines of tomorrow is a core discipline of Amdocs and we see considerable opportunity resulting from the increased convergence of communications with media and entertainment. To further expand our capabilities in this area, we today signed a definitive agreement to acquire Vubiquity, a leading provider of premium content services and technology solutions, for $224 million in cash. Based in Los Angeles, Vubiquity connects content owners like Time Warner and Disney, distributors like Comcast and Sky and OTT providers like Netflix and Amazon to deliver entertainment across platforms on a global scale. Accordingly, we believe this move uniquely positions Amdocs to deliver a set of comprehensive content solutions that combine Vubiquity’s expertise with our monetization, analytics and personalized customer experience capabilities.”

Gelman concluded, “The visibility provided by our work in backlog and recent wins leaves us on-track for a stronger fiscal second half, although we are of course monitoring the many moving parts that may affect our outlook. Additionally, we remain committed to the proactive and disciplined allocation of free cash flow as a mechanism to enhance the expected returns for our shareholders and we are well placed to deliver full year diluted non-GAAP earnings per share growth of 4% to 8% in fiscal 2018.”

Revenue

Revenue for the first fiscal quarter ended December 31, 2017 was $977.7 million, down 0.2% or $2 million sequentially from the fourth fiscal quarter of 2017 and up 2.4% as compared to last year’s first fiscal quarter. Revenue for the first fiscal quarter of 2018 includes a negative impact from foreign currency movements of approximately $2 million relative to the fourth quarter of fiscal 2017. Revenue was at the midpoint of Amdocs’ guidance, adjusting for the negative impact of foreign currency movements.

Net Income and Earnings Per Share

The Company’s GAAP net income for the first quarter of fiscal 2018 was $116.9 million, or $0.80 per diluted share, compared to GAAP net income of $97.8 million, or $0.66 per diluted share, in the prior fiscal year’s first quarter. Net income on a non-GAAP basis was $154.5 million, or $1.06 per diluted share, compared to non-GAAP net income of $133.6 million, or $0.9 per diluted share, in the first quarter of fiscal 2017.

Returning Cash to Shareholders

•	Quarterly Cash Dividend Program: On January 30, 2018, the Board approved the Company’s next quarterly cash dividend payment at the new rate of $0.25 per share and set March 30, 2018 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 20, 2018.

•	Share Repurchase Activity: Repurchased $120 million of ordinary shares during the first quarter of fiscal 2018.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.26 billion at the end of the first quarter of fiscal 2018, up $10 million from the end of the prior quarter.

Second Quarter Fiscal 2018 Outlook

•	Revenue of approximately $960-$1,000 million, including an immaterial sequential impact from foreign currency fluctuations as compared to the first quarter of fiscal 2018. Second quarter fiscal 2018 guidance does not incorporate any contribution from the acquisition of Vubiquity

•	Diluted GAAP EPS of approximately $0.65-$0.73

•	Diluted non-GAAP EPS of approximately $0.91-$0.97, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.07 per share of equity-based compensation expense, net of related tax effects. Expected non-GAAP effective tax rate to be above the high-end of the annual target range of 13%-17% in the second quarter fiscal 2018

Full Year Fiscal 2018 Outlook

•	Reiterates revenue growth of 0.0%-4.0% year-over-year as reported and (1.0%)-3.0% year-over-year on a constant currency basis. Full year fiscal 2018 revenue guidance does not incorporate any contribution from the acquisition of Vubiquity

•	Reiterates GAAP diluted earnings per share growth of roughly 3.0%-9.0% year-over-year

•	Reiterates Non-GAAP diluted earnings per share growth of roughly 4.0%-8.0% year-over-year, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.25-$0.29 per share of equity-based compensation expense, net of related tax effects. Expected non-GAAP effective tax rate to remain within the same target range of 13%-17% for the full year fiscal 2018

•	The impact of the acquisition of Vubiquity on Amdocs’ diluted non-GAAP earnings per share is expected to be neutral in fiscal year 2018, and accretive thereafter. The impact on diluted GAAP EPS will not be known until after Amdocs completes the purchase price allocation. Amdocs expects to incur acquisition-related expenses related to operating adjustments, restructuring charges and other acquisition-related costs

Our second fiscal quarter 2018 and full year fiscal 2018 outlook takes into consideration the company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from AT&T’s proposed merger with Time Warner, or from other current and potential customer consolidation activity in North America.

Conference Call Details

Amdocs will host a conference call on January 30, 2018 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2018 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 7787959. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	equity-based compensation expense;

•	tax effects related to the above; and

•	one-time benefit relating to the new U.S. tax legislation.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

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About Amdocs

Amdocs is a leading software and services provider to the world’s most successful communications and media companies. As our customers reinvent themselves, we enable their digital and network transformation through innovative solutions, delivery expertise and intelligent operations. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.9 billion in fiscal 2017.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2017 filed on December 11, 2017.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended
	December 31,
	2017	2016
Revenue	$977,711	$954,727

Operating expenses:
Cost of revenue	643,197	620,834
Research and development	68,177	59,990
Selling, general and administrative	118,668	124,079
Amortization of purchased intangible assets and other	25,526	28,231

	855,568	833,134

Operating income	122,143	121,593

Interest and other income (expense), net	121	(2,763)

Income before income taxes	122,264	118,830

Income taxes	5,391	21,037

Net income	$116,873	$97,793

Basic earnings per share	$0.81	$0.67

Diluted earnings per share	$0.80	$0.66

Basic weighted average number of shares outstanding	143,915	146,817

Diluted weighted average number of shares outstanding	145,346	148,382

Cash dividends declared per share	$0.220	$0.195

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended
	December 31,
	2017	2016
Revenue	$977,711	$954,727
Non-GAAP operating income	169,064	164,085
Non-GAAP net income	154,466	133,567
Non-GAAP diluted earnings per share	$1.06	$0.90
Diluted weighted average number of shares outstanding	145,346	148,382

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended December 31, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	One-time tax benefit relating to the new U.S. tax legislation	Non-GAAP
Operating expenses:
Cost of revenue	$643,197	$—	$(4,698)	$(7,890)		$—	$630,609
Research and development	68,177	—	(824)	—		—	67,353
Selling, general and administrative	118,668	—	(7,983)	—		—	110,685
Amortization of purchased intangible assets and other	25,526	(25,526)	—	—		—	—

Total operating expenses	855,568	(25,526)	(13,505)	(7,890)		—	808,647

Operating income	122,143	25,526	13,505	7,890		—	169,064

Income taxes	5,391	—	—	—	6,078	3,250	14,719

Net income	$116,873	$25,526	$13,505	$7,890	(6,078)	$(3,250)	$154,466

	Three months ended December 31, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense			Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$620,834	$—	$(4,998)			$—	$615,836
Research and development	59,990	—	(899)			—	59,091
Selling, general and administrative	124,079	—	(8,364)			—	115,715
Amortization of purchased intangible assets and other	28,231	(28,231)	—			—	—

Total operating expenses	833,134	(28,231)	(14,261)			—	790,642

Operating income	121,593	28,231	14,261			—	164,085

Income taxes	21,037	—	—			6,718	27,755

Net income	$97,793	$28,231	$14,261			$(6,718)	$133,567

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	September 30, 2017
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$965,938	$979,608
Accounts receivable, net, including unbilled of $238,304 and $229,695, respectively	919,937	865,068
Prepaid expenses and other current assets	207,288	203,810

Total current assets	2,093,163	2,048,486

Property and equipment, net	364,937	355,685
Goodwill and other intangible assets, net	2,486,885	2,398,535
Other noncurrent assets	456,884	476,674

Total assets	$5,401,869	$5,279,380

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$1,114,260	$1,059,855
Deferred revenue	107,436	113,091

Total current liabilities	1,221,696	1,172,946
Other noncurrent liabilities	552,281	532,364
Total Amdocs Limited Shareholders’ equity	3,589,769	3,574,070
Noncontrolling interests	38,123	—

Total Shareholders’ equity	3,627,892	3,574,070

Total liabilities and shareholders’ equity	$5,401,869	$5,279,380

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended December 31,
	2017	2016
Cash Flow from Operating Activities:
Net income	$116,873	$97,793
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	49,237	57,552
Equity-based compensation expense	13,505	14,261
Deferred income taxes	(9,245)	7,355
Excess tax benefit from equity-based compensation (*)	—	(912)
Gain from short-term interest-bearing investments	(142)	(194)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(68,797)	(42,555)
Prepaid expenses and other current assets	2,067	(1,969)
Other noncurrent assets	(4,804)	(22,774)
Accounts payable, accrued expenses and accrued personnel	70,632	68,226
Deferred revenue	(2,944)	(6,913)
Income taxes payable	598	(1,386)
Other noncurrent liabilities	(2,379)	(456)

Net cash provided by operating activities	164,601	168,028

Cash Flow from Investing Activities:
Purchases of property and equipment	(51,779)	(41,736)
Proceeds from sale of short-term interest-bearing investments	56,698	67,140
Purchase of short-term interest-bearing investments	(52,648)	(67,714)
Net cash paid for acquisitions	(53,948)	—
Other	707	3,733

Net cash used in investing activities	(100,970)	(38,577)

Cash Flow from Financing Activities:
Payments under financing arrangements	—	(200,000)
Repurchase of shares	(119,898)	(80,219)
Proceeds from employee stock options exercised	31,053	23,705
Payments of dividends	(31,736)	(28,693)
Excess tax benefit from equity-based compensation (*)	—	912
Proceeds from issuance of shares and loan received related to non-controlling interests	48,123	—

Net cash used in financing activities	(72,458)	(284,295)

Net decrease in cash and cash equivalents	(8,827)	(154,844)
Cash and cash equivalents at beginning of period	649,611	768,660

Cash and cash equivalents at end of period	$640,784	$613,816

(*)	Due to the prospective adoption of Accounting Standard Update 2016-09, starting the first quarter of fiscal year 2018, the reclassification of excess tax benefits from stock-based compensation from operating activities to financing activities is no longer required.

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
North America	$643.0	$644.1	$637.9	$636.3	$628.0
Europe	133.7	129.8	125.2	115.4	118.5
Rest of World	201.0	205.8	203.6	214.3	208.2

Total Revenue	$977.7	$979.7	$966.7	$966.0	$954.7

	Three months ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Managed Services Revenue	$518.7	$503.8	$496.3	$511.1	$494.2

	Three months ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Customer Experience Solutions	$965.9	$967.7	$954.8	$948.6	$937.9
Directory	11.8	12.0	11.9	17.4	16.8

Total Revenue	$977.7	$979.7	$966.7	$966.0	$954.7

	As of
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
12-Month Backlog	$3,260	$3,250	$3,220	$3,210	$3,180

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